October 14, 2008

Via Fax No. (202) 772-9368
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE - Mail Stop 7010
Washington, D.C. 20549-70 10
Attn:	Mr. Karl Hiller, Branch Chief Ms. Joanna Lam

RE:	NTR Acquisition Co. File No. 001-33279

Dear Mr. Hiller & Ms. Lam:

Per our phone conversation this morning, please find attached a revised draft of the relevant sections of the proposed amended disclosure regarding the Company’s disclosure controls and procedures. We appreciate your willingness to review this draft and look forward to your comments.

Please do not hesitate to contact me at (212) 297-6251 if you have additional questions.

Most respectfully,

/s/ Mario E. Rodriguez
Mario E. Rodriguez
Chief Executive Officer

cc:	William E. Hantke, Principal Financial Officer

Attachments

100 Mill Plain Road, Suite 320  |  Danbury, CT 06811  |  Tel: (203) 546-3437  |  Fax: (203) 546-3523

NTR ACQUISITION CO.
AMENDMENT NO. 1 TO FORM 10-K

Year Ended December 31, 2007

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to the Annual Report on Form 10-K (“Form 10-K”) of NTR Acquisition Co. (the “Company”) for the fiscal year ended December 31, 2007, previously filed on March 12, 2008 is being filed in order to revise management’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007. Upon further review and correspondence with the U.S. Securities and Exchange Commission, management has concluded that while we performed an assessment of the Company’s internal control over financial reporting as of December 31, 2007 and concluded that they were effective as of the time of our original filing, management failed to disclose the results of its conclusion in the original filing of Form 10-K. Given the failure to disclose management’s conclusion regarding the effectiveness of its internal controls, the Company’s disclosure controls and procedures were ineffective as of December 31, 2007. This deficiency has now been addressed. This Amendment No. 2 revises only Item 9A(T) of Part II and does not reflect events occurring after the filing of the Form 10-K or modify or update any disclosures that may have been affected by subsequent events. Consequently, all other information is unchanged and reflects the disclosures made at the time of the filing of the Form 10-K (which continues to speak as of the date thereof). Please read all of our filings with the Commission in conjunction with this Amendment No. 2.

As used in this Amendment No. 2, the terms “we,” “us” or “our” refer to NTR Acquisition Co.

PART II

Item 9A(T).     Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2007, we, including our chief executive officer and our principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. We are amending our original conclusion regarding the effectiveness of the Company’s disclosure controls and procedures. Based on further review arid correspondence with the U.S. Securities and Exchange Commission, our chief executive officer and principal financial officer have concluded that our disclosure controls and procedures were ineffective as of December 31, 2007 because we failed to disclose in this section the results of our evaluation of our internal controls on financial reporting. We have since reviewed and revised our disclosure controls and procedures to ensure compliance with all disclosure requirements.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the interim or annual financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, with the participation of its chief executive officer and principal financial officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective based on those criteria.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control Over Financial Reporting

There were no changes to the Company’s internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.